Exhibit 99.2

A.          Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2018	2019	2020
Sales	100%	100%	100%
Cost of sales	68.6	65.7	68.6
Gross profit	31.4	34.3	31.4
Research and development expenses	11.1	14.3	16.1
Sales and marketing expenses	5.0	6.3	5.8
General and administrative expenses	2.9	4.0	3.7
Operating Income	12.4	9.7	5.8
Financial income, net	0.7	1.6	1.0
Income before income taxes	13.1	11.3	6.8
Income tax expenses	2.2	1.6	1.4
Net Income	10.9	9.7	5.4

Sales in 2020 were US$ 107,398 thousand compared to US$ 105,240 thousand in 2019, reflecting the significant challenges presented in 2020 by Covid-19 and the continuous impact of the main market trends on our business - the move to the Cloud and Disaggregation & Decoupling.

Sales in 2019 decreased by 21.3% to US$ 105,240 thousand compared to US$ 133,753 thousand in 2018. This decrease was mainly attributed to the lack of revenues from our largest-ever Cloud related Design Win we lost in March 2018. During 2019 we had no revenues from this Design Win.

Gross profit in 2020 was US$ 33,766 thousand compared to US$ 36,094 thousand in 2019. Gross profit as a percentage of sales in 2020 was 31.4%, compared to 34.3% in 2019. The lower gross profit percentage in 2020 compared to 2019 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets, (ii) changes to the mix of products that we sold in 2020, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2020 decreased to 1.5%, compared to 2.0% in 2019.

Gross profit in 2019 was US$ 36,094 thousand compared to US$ 42,056 thousand in 2018. Gross profit as a percentage of sales in 2019 was 34.3%, compared to 31.4% in 2018. The higher gross profit percentage in 2019 compared to 2018 was mainly attributed to: (i) a US$ 3.2 million write-off in 2018 related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in 2019, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2019 decreased to 2.0%, compared to 2.9% in 2018.

Research and development expenses in 2020 increased by 14.4% to US$ 17,244 thousand compared to US$ 15,075 thousand in 2019. This increase was mainly attributed to an increase in our research and development employees’ related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

Research and development expenses in 2019 increased moderately by 1.7% to US$ 15,075 thousand compared to US$ 14,820 thousand in 2018. This increase was mainly attributed to an increase in our research and development employees’ related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655  thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the  Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand,  (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

Sales and marketing expenses in 2020 decreased by 6.6% to US$ 6,209 thousand compared to US$ 6,647 thousand in 2019. This decrease was mainly attributed to a decrease in the travel expenses in 2020 compared to 2019 as a result of the Covid-19 pandemic, which contributed approximately US$ 642 thousand, offset by an increase in the share-based compensation which amounted to approximately US$ 602 thousand in 2020, compared to US$ 493 thousand in 2019, and by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 95 thousand.

Sales and marketing expenses in 2019 increased slightly by 0.1% to US$ 6,647 thousand compared to US$ 6,642 thousand in 2018. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 465 thousand, offset by a decrease in amortization of acquired intangible assets which amounted to US$ 0 in 2019, compared to US$ 384 thousand in 2018, as well as to a decrease in the share-based compensation which amounted to approximately US$ 493 thousand in 2019, compared to US$ 569 thousand in 2018.

General and administrative expenses in 2020 decreased slightly by 2.3% to US$ 4,065 thousand compared to US$ 4,159 thousand in 2019. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 203 thousand,  offset by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 109 thousand.

General and administrative expenses in 2019 increased by 5.5% to US$ 4,159 thousand compared to US$ 3,943 thousand in 2018. This increase was mainly attributed to various general and administrative costs which amounted to approximately US$ 244 thousand, offset by the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel, on the other hand  (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 28 thousand.

Financial income, net in 2020 decreased by 37.2% to US$ 1,034 thousand compared to US$ 1,646 thousand in 2019. The decrease resulted mainly from the net effect of the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 1,953 thousand in 2020 compared to US$ 2,151 thousand in 2019, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 748 thousand in 2020 compared to net financial expenses of US$ 357 thousand in 2019.

Financial income, net in 2019 increased by 78.3% to US$ 1,646 thousand compared to US$ 923 thousand in 2018. The increase resulted mainly from the net effect of the following factors: (i) an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, which amounted to US$ 2,151 thousand in 2019 compared to US$ 808 thousand in 2018, offset by (ii) the net effect of the weakening of the US Dollar against the New Israeli Shekel, on the one hand, offset by a strengthening of the US Dollar against the Danish Krone on the other hand, which created a net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 357 thousand in 2019 compared to a net financial income of US$ 208 thousand in 2018.

In 2020 we recorded current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand compared to current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand in 2019. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The decrease in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 262 thousand in 2020 compared to deferred income tax benefit in the amount of US$ 755 thousand in 2019, and (ii) deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 210 thousand in 2020 compared to US$ 72 thousand in 2019. In addition, in 2020 we recorded an income tax benefit relating to prior years in the amount of US$ 148 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 21 thousand in 2019.

In 2019 we recorded current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand compared to current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of US$ 5 thousand in 2018. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 755 thousand in 2019 compared to deferred income tax expenses in the amount of US$ 4 thousand in 2018,  (ii) a decrease in deferred income tax expenses relating to intangible assets, which amounted to US$ 40 thousand in 2019 compared to US$ 120 thousand in 2018, offset by (iii) a decrease in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 26 thousand in 2019 compared to US$ 135 thousand in 2018. In addition, in 2019 we recorded an income tax benefit relating to prior years in the amount of US$ 21 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 299 thousand in 2018.

In 2020 we recorded net income of US$ 5,725 thousand compared to net income of US$ 10,236 thousand in 2019, a decrease of 44.1%. The decrease was mainly attributed to our lower gross profit in 2020 compared to 2019, as mentioned above, combined with higher operating expenses we incurred in 2020 relative to operating expenses we incurred in 2019.

In 2019 we recorded net income of US$ 10,236 thousand compared to net income of US$ 14,637 thousand in 2018, a decrease of 30.1%. The decrease was mainly attributed to our lower gross profit in 2019 compared to 2018, as mentioned above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of December 31, 2020, we had working capital of US$ 106,853 thousand and our current ratio (current assets to current liabilities) was 4.64. Cash and cash equivalents as of December 31, 2020 increased by US$ 4,207 thousand to US$ 20,676 thousand, compared to US$ 16,469 thousand as of December 31, 2019. Short-term bank deposits as of December 31, 2020 decreased by US$ 8,542 thousand to US$ 5,000 thousand, compared to US$ 13,542 thousand as of December 31, 2019. Short-term marketable securities increased by US$ 21,072 thousand to US$ 35,117 thousand, compared to US$ 14,045 thousand as of December 31, 2019, and long-term marketable securities decreased by US$ 31,261 thousand to US$ 15,281 thousand, compared to US$ 46,542 thousand as of December 31, 2019. The net decrease of US$ 14,524 thousand in these four balance sheet items in 2020 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 16,798 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,694 thousand, and (iii) to investment in intangible assets which amounted to US$ 1,487 thousand,  offset by (iv) a positive cash provided by operating activities in the amount of US$ 4,956 thousand, and (v) consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately US$ 276 thousand.

Trade receivables decreased to US$ 21,660 thousand as of December 31, 2020, compared to US$ 24,936 thousand as of December 31, 2019. This decrease was mainly affected by a decrease in the average payment terms of our customers compared to the terms that were in 2019. Other receivables increased to US$ 6,126 thousand as of December 31, 2020, compared to US$ 4,964 thousand as of December 31, 2019.

Trade payables decreased to US$ 14,610 thousand as of December 31, 2020, compared to US$ 16,419 thousand as of December 31, 2019. This decrease was mainly attributed to a change of average payment terms with our suppliers. Other payables and accrued liabilities increased to US$ 12,953 thousand as of December 31, 2020, compared to US$ 8,823 thousand as of December 31, 2019. This increase was mainly attributed to an increase in advance payments relating to customers.

Inventories increased to US$ 47,650 thousand as of December 31, 2020, compared to US$ 36,491 thousand as of December 31, 2019. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash provided by operating activities in 2020 amounted to US$ 4,956 thousand compared to cash provided by operating activities in the amount of US$ 26,726 thousand in 2019. The cash provided by operating activities in 2020 was mainly the result of our net income, combined with changes in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2020 were US$ 2,543 thousand, compared to US$ 1,635 thousand as of December 31, 2019. This increase was mainly attributed to an increase in investment in equipment used for production and research and development.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.